Management’s Discussion and Analysis
for the three months ended December 31, 2020

1.     HIGHLIGHTS
FINANCIAL
THIRD QUARTER OF FISCAL 2021

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q3-2021	Q3-2020	Variance $	Variance %
Income Statement
Revenue		$832.4	$923.5	$(91.1)	(10%)
Operating profit[1]		$82.9	$154.9	$(72.0)	(46%)
Segment operating income (SOI)[1]		$97.2	$154.9	$(57.7)	(37%)
SOI before specific items[1]		$97.2	$157.2	$(60.0)	(38%)
Net income attributable to equity holders of the Company		$48.8	$97.7	$(48.9)	(50%)
Basic and diluted earnings per share (EPS)		$0.18	$0.37	$(0.19)	(51%)
Net income before specific items[1]		$60.0	$99.4	$(39.4)	(40%)
EPS before specific items[1]		$0.22	$0.37	$(0.15)	(41%)
Cash Flows
Free cash flow[1]		$224.0	$275.3	$(51.3)	(19%)
Net cash provided by operating activities		$234.8	$322.1	$(87.3)	(27%)
Financial Position
Capital employed[1]		$4,680.8	$4,752.5	$(71.7)	(2%)
Non-cash working capital[1]		$129.9	$134.1	$(4.2)	(3%)
Net debt[1]		$1,819.9	$2,306.6	$(486.7)	(21%)
Return on capital employed (ROCE)[1]	%	2.7%	10.7
ROCE before specific items[1]	%	6.4%	11.4
Backlog
Total backlog[1]		$7,820.1	$9,434.3	$(1,614.2)	(17%)
Order intake[1]		$710.7	$1,106.6	$(395.9)	(36%)
Book-to-sales ratio[1]		0.85	1.20
Book-to-sales ratio for the last 12 months		0.84	1.22

FISCAL 2021 YEAR TO DATE

(amounts in millions, except per share amounts)		Q3-2021	Q3-2020	Variance $	Variance %
(Loss) Income Statement
Revenue		$2,087.6	$2,645.9	$(558.3)	(21%)
Operating profit		$0.8	$390.6	$(389.8)	(100%)
Segment operating income		$66.2	$390.6	$(324.4)	(83%)
SOI before specific items		$174.4	$396.5	$(222.1)	(56%)
Net (loss) income attributable to equity holders of the Company		$(67.0)	$233.0	$(300.0)	(129%)
Basic (loss) earnings per share		$(0.25)	$0.88	$(1.13)	(128%)
Diluted (loss) earnings per share		$(0.25)	$0.87	$(1.12)	(129%)
Net income before specific items		$63.9	$237.3	$(173.4)	(73%)
EPS before specific items		$0.24	$0.88	$(0.64)	(73%)
Cash Flows
Free cash flow		$176.2	$166.1	$10.1	6%
Net cash provided by operating activities		$192.0	$298.8	$(106.8)	(36%)

1 Non-GAAP and other financial measures (see Section 5.1).
CAE Third Quarter Report 2021 I 1

Management’s Discussion and Analysis

IMPACT OF THE COVID-19 PANDEMIC
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and to CAE's business. Several of our customers are facing significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all our businesses, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to its own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to its customers’ acquisition priorities.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic started at the end of the fourth quarter of fiscal 2020 and resulted in the temporary closure of certain training centre operations, lower utilization of our simulators in the network due to reduced demand from aviation customers and interruptions in the execution of our backlog. At the worst point during the first quarter of fiscal 2021, more than half of our Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, by the end of June 2020, all previously closed training locations had re-opened at full or reduced capacities, and opening hours gradually resumed to normal. We began to see some recoveries in training utilization starting in the second quarter of fiscal 2021, especially in our business aviation training business, but certain training locations have recently had to curtail operating activities temporarily as local authorities implement measures to contain the spread of COVID-19. Accordingly, we remain operating at significantly lower levels than the prior year.

For the Defence and Security segment, although we were awarded several strategic contracts during the third quarter of fiscal 2021, delays in the awarding of additional contracts and in the execution and advancement of certain programs continue to be experienced. Additionally, travel restrictions to certain countries and border closures have impacted our ability to deliver training for some international pilots that cannot travel to our training facilities.

For the Healthcare segment, customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects. Furthermore, as institutions begin to reopen, they have switched their focus to remote education and, while we have provided new distance learning solutions, we have seen a reduction in demand for on-site training in universities and hospitals resulting in delays of training events and simulator patient deliveries. However, the healthcare business looks well positioned to experience a change in the appreciation of the importance, relevancy and benefits of healthcare simulation and training to help save lives.

We continued to operate with several flexible measures implemented to protect our financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments, strict cost containment measures, temporary salary freezes, salary reductions in the first half of fiscal 2021 and reduced work weeks, layoffs, a suspension of our common share dividend and share repurchase plan, as well as payment deferrals on certain lease liabilities and government royalty and R&D obligations in response to the impact of the COVID-19 pandemic. Additionally, we have worked with defence customers to secure more favorable terms for milestone payments and with suppliers for extended payment terms.

You will find more details on the impacts of the COVID-19 pandemic on our business in About CAE and Results by segment as well as in Business risk and uncertainty in our 2020 financial report.

BUSINESS COMBINATIONS
–On November 16, 2020, we acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million. FSC is a provider of total training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network;
–On December 22, 2020 we acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $29.5 million and a long-term contingent cash consideration payable of up to US $10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand;
–Subsequent to the end of the quarter, on January 26, 2021, we concluded the acquisition of TRU Simulation + Training Canada Inc. (TRU Canada), a manufacturer of full-flight simulators and flight training devices, for cash consideration of US $40 million, subject to post-closing adjustments. This acquisition will expand CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and will also provide CAE with a backlog of simulator orders, full-flight simulators and access to a number of airline customers globally.

OTHER
–On November 30, 2020, we completed a public offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million (equity offering). The proceeds of the equity offering are for general corporate purposes, including to fund our recently completed acquisitions, disclosed above, and other future potential acquisition and growth opportunities. Pending such uses, the proceeds have been used to repay indebtedness outstanding under our credit facilities and held as cash or cash equivalents.

2 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2021 mean the fiscal year ending March 31, 2021;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2020;
–Dollar amounts are in Canadian dollars.

This report was prepared as of February 12, 2021 and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the third quarter ended December 31, 2020. We have prepared it to help you understand our business, performance and financial condition for the third quarter of fiscal 2021. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and based on unaudited figures. For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended December 31, 2020, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2020. The MD&A section of our 2020 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-GAAP and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Events after the reporting period;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE Third Quarter Report 2021 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third‑party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third‑party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti‑corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2020 financial report. Any one or more of the factors described above and elsewhere in this MD&A may be exacerbated by the continuing COVID-19 pandemic and may have a more negative impact on CAE’s business, results of operations and financial condition. We caution readers that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

3.     ABOUT CAE
3.1       Who we are

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.
3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.
3.3       Our vision

To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.

3.4       Our strategy

CAE’s eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:
–High degree of recurring business;
–Industry leader with a strong competitive moat;
–Headroom in large markets;
–Technology and industry thought leader;
–Potential for compound growth and superior returns over the long-term;
–Culture of innovation, empowerment, excellence and integrity;
–Excellent and diverse team with a unique social impact on safety;
–Solid financial position and highly cash generative business model.

4 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology-enabled services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end‑to‑end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

Potential for compound growth and superior returns over the long-term
In each of our businesses, we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Culture of innovation, empowerment, excellence and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer, and our defence forces to maintain security.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

3.5       Our operations

We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

CAE Third Quarter Report 2021 I 5

Management’s Discussion and Analysis

IMPACT OF THE COVID-19 PANDEMIC
In late December 2019, a novel coronavirus (SARS-CoV-2/COVID-19) was identified and cases subsequently confirmed in multiple countries throughout the world. The outbreak was declared a Public Health Emergency of International Concern on January 30, 2020 and was subsequently categorized as a pandemic by the World Health Organization on March 11, 2020. The outbreak of the COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the virus while seeking to maintain essential services. These measures have included, without limitation, travel bans, border restrictions, lockdown protocols and self-isolation measures.

COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel, disrupted global supply chains, created significant economic downturn and disruption of financial markets. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain adverse economic conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel. These measures and conditions have adversely affected, and are expected to continue to adversely affect, our business and financial results, for at least as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced.

The COVID-19 pandemic started impacting several operational locations and markets in January and February in Asia, and through the rest of the world in March 2020. The impacts widened in April, and although some recoveries were experienced starting in June, especially in our business aviation training business, we remain operating at significantly lower levels than the prior year. The global roll-out of vaccines to combat COVID-19 is encouraging, however, renewed quarantine measures and border restrictions to contain the spread of the virus have contributed to expectations for a potentially more protracted recovery period for commercial air travel, particularly for cross-border and transcontinental operations. As such, several of our customers are continuing to face significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. This outbreak has had an important and immediate impact on all our businesses, especially in Civil Aviation where commercial airlines are experiencing significant financial challenges, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customer’s acquisition priorities. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic.

Impacts to CAE's operations
Civil Aviation
Pilot, maintenance and cabin crew training is an essential service and critical to maintaining our customers' operations, however, with the global airline industry facing a severe and abrupt drop in air passenger travel and with airlines and business jet operators having to ground many aircraft and furlough employees, we have experienced a significant drop in demand for our training services. Reduction in demand combined with public directives resulted in more than half of our civil aviation training locations suspending operations or operating at significantly reduced capacity at our lowest point in April 2020. By the end of June 2020, all previously closed training locations had re‑opened at full or reduced capacities, and opening hours gradually resumed to normal. We continue to operate on an adaptive basis and in accordance with the local COVID-19 situation and government protocols, accordingly certain training locations have recently had to curtail operating activities temporarily as local authorities implement measures to contain the spread of COVID-19. In addition to disruptions to our civil training centre network, under public directives, we also had to suspend most manufacturing operations of civil simulator products starting on March 25, 2020; with gradual recommencement of manufacturing operations in May 2020.

Reductions in domestic and international passenger demand have severely impacted the aviation industry. For calendar 2020, passenger traffic decreased by 66% compared to calendar 2019. The International Air Transport Association's current forecast is for passenger traffic to recover to 2019 levels by 2024. As a result, our commercial airline customers are deferring initial training for new pilots and in some cases, airlines have sought temporary deferrals of pilot recurrent training requirements from local authorities. In business aviation, while activity was also reduced due to self-isolation measures, travel bans, border restrictions and lockdown protocols, we have seen gradual recovery in training utilization during the third quarter of fiscal 2021. Since the end of the first quarter of fiscal 2021, business jet traffic has shown improvements from the April lows with the U.S. Federal Aviation Administration (FAA) reporting a year‑over‑year decline of 13% for the total number of business jet flights for the month of December compared to a decline of 16%, 24% and 75% for the months of September, June and April, respectively. Similarly, Eurocontrol, the European Organisation for the Safety of Air Navigation, reported a year-over-year decline of 15% in December compared to a decline of 14% in September, 41% in June and 71% in April. To preserve resources, airlines are also deferring new aircraft deliveries, planning early retirements for certain aircraft fleet types and seeking financial help from local governments. This will likely result in lower simulator orders for the current fiscal year when compared to recent years and some delays in the execution of our current backlog. Additionally, we have reassessed certain estimated contract values included in our Civil training backlog to reflect the change in estimates of our customer's training requirements during the downturn caused by the COVID-19 pandemic. CAE continues to work closely with our customers to monitor the situation and support their needs.
The financial impact from the decreased training utilization, production slowdown, reduced orders and deliveries and other disruptions is expected to significantly negatively impact the operations and financial performance of the current fiscal year. The resumption of our recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume.
6 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
Defence and Security
While the COVID-19 pandemic has severely impacted all sectors of society, governments have reaffirmed the critical role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. In countries where we have significant operations, most of those governments have classified the defence market as an essential service and determined that some level of training must continue to meet readiness requirements in support of national security. Consequently, almost all of the sites where we provide services are operational with most back to full or near-full capacity. Manufacturing operations for defence simulator products have continued during the pandemic, however, timing of execution and deliveries have been disrupted by mobility limitations and client access restrictions.

Despite some of the mitigating initiatives taken by governments, there have been negative implications on CAE’s defence business segment due to the pandemic. We have a range of programs with defence and OEM customers globally that have experienced project advancement delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. Some of the required progress and acceptance testing has continued with virtual meetings and remote work procedures, but delays have impacted some key milestones and on-site upgrade work, thus negatively affecting revenue and operating profit. In addition, the level of fiscal stimulus by governments worldwide to counter the economic fallout of the COVID-19 pandemic may lead to increased pressures on defence spending. In the Middle East, CAE’s customers are currently contending with the negative impacts of the pandemic and lower oil prices, which is currently slowing the rate of progress on existing CAE programs and the awarding of new ones from our pipeline. We have also experienced delays in the awarding of new contracts due to reduced bandwidth within government acquisition agencies as well as government authorities following directives in their respective countries to shelter-in-place and eliminate travel. These delays are continuing to impact order intake and, although we were awarded several strategic contracts during the third quarter, we expect some continued delays in the awarding of additional contracts through the end of the fiscal year.

Healthcare
In Healthcare, a large contingent of the market for simulation products are medical and nursing schools who have also come under lockdown protocols, which has negatively affected our ability to conclude contracts and to deliver on existing orders. To accommodate our customers and offer remote education options, CAE Healthcare provided new tools and training on how to implement distance learning with our solutions, and we developed a transformative clinical learning platform with a virtual patient, virtual medical equipment and Simulated Clinical Experience (SCEs) for teaching. We offered new remote learning tools for clinical educators within our LearningSpace centre management solution, including a virtual examination room. In the hospital market, our customers continue to be focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs, which resulted in less focus and budget for normal operations and training projects. Manufacturing operations for healthcare products also continued during the pandemic.

To provide support during the COVID-19 pandemic, our engineers and scientists have designed an easy-to-use, maintainable, easy‑to‑manufacture ventilator to provide life support to patients in intensive care. In April 2020, CAE was selected by the Canadian government to design and manufacture CAE Air1 ventilators. We have also provided complimentary training seminars on how to prepare healthcare workers in the fight against COVID-19. The CAE team launched simulation-based training solutions, both web and hardware based, to train personnel in the safe practice of ventilation and intubation, which is key to saving lives.

You will find more details on the financial impacts of COVID-19 on our businesses in Results by segment.

Measures to bolster liquidity and mitigate the impacts to our business
To address the negative impact of COVID-19, CAE has been closely monitoring and actively implementing and updating our response to the evolving COVID-19 pandemic to attenuate the impact on our employees, to ensure CAE preserves the necessary liquidity through this downturn and to ensure that we will be in a position of strength to serve our customers when the markets begin to recover from this pandemic. We have formed a committee composed of the senior leadership team and key leaders in the organization to monitor the evolution of the pandemic, to evaluate the measures being put in place by local and national governments and the resulting impacts on CAE and to implement necessary contingency plans in real time as the current situation continues to unfold, with a focus on three priorities: protecting employees’ health and safety, supporting customers’ critical operations and ensuring business continuity.

We continue to operate with several flexible measures implemented to protect our financial position, preserve liquidity and reduce operating costs, including the reduction of capital expenditures and R&D investments, strict cost containment measures, temporary salary freezes, salary reductions in the first half of fiscal 2021 and reduced work weeks, layoffs, a suspension of our common share dividend and share repurchase plan, as well as payment deferrals on certain lease liabilities and government royalty and R&D obligations in response to the impact of the COVID-19 pandemic. At the same time, we have taken initiatives to renegotiate contracts with defence customers to secure more favorable terms for milestone payments and with suppliers for extended payment terms. In the first quarter of fiscal 2021, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and we increased our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide access to additional liquidity and further strengthen our financial position.

CAE Third Quarter Report 2021 I 7

Management’s Discussion and Analysis

Total available liquidity as at December 31, 2020 was approximately $2.4 billion, including $619.9 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program. The increase in available liquidity compared to the prior quarter was partially due to the proceeds from our equity offering. We believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash generated from our operations will be sufficient to provide liquidity for our operations over the foreseeable future.

To minimize the impact on employees through this difficult period, CAE has accessed government emergency relief measures and wage subsidy programs available around the world, including the Canada Emergency Wage Subsidy (CEWS) program. CAE was eligible for the CEWS subsidy program during the nine months ended December 31, 2020, which allowed us to recall employees previously placed on furlough or reduced work weeks. The wage subsidies were applied as a substitute for some of the cost saving measures previously taken and to alleviate some of the impact on affected employees. The Government of Canada has extended the CEWS program to June 2021 and, although the subsidy amounts available to CAE are expected to be significantly less for the rest of the fiscal year, we intend to continue participating in the program, subject to meeting the eligibility requirements.

In August 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. These measures also include the introduction and acceleration of new digitally enhanced processes. As a result of these measures, we expect to record restructuring expenses of approximately $170 million for the entire program, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which will be carried out throughout fiscal 2021 and into fiscal 2022. We expect to realize annual recurring cost savings ramping up to approximately $65 to $70 million, starting in fiscal 2022. We started executing the restructuring program in the second quarter of fiscal 2021 and have incurred $65.4 million of restructuring costs as at December 31, 2020.

Even with the above measures in place, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and its impact on our business, financial condition and results of operations going forward. Additionally, the impact of new technologies and initiatives we have launched or will launch in response to the COVID-19 pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such technologies and initiatives.

The COVID-19 pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in our supply chain, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.

Since the impact of COVID-19 is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. It is difficult to predict the duration or severity of the pandemic and it is extremely challenging for CAE to estimate or quantify the magnitude of the pandemic’s impact on our operations, financial condition and strategic plan, though the impact may be material. Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time and differs geographically from one region to another, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. Even after the COVID-19 pandemic is over, we may continue to experience material adverse effects to our business, financial condition and strategic plans as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. Moreover, a material adverse effect on our employees, customers, suppliers, partners and/or other stakeholders could have a material adverse effect on us.

Resiliency of CAE's business
We entered this pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We have taken decisive yet flexible actions to help protect our people and operations over the short-term and to give us the necessary agility to resume long-term growth when global air travel eventually returns.

In Civil aviation, training is highly regulated, and for pilots to remain active and to continue to hold their certifications, they must train regularly to demonstrate proficiency, usually every six to nine months. While training activities related to growth of the global pilot population and movements of pilots to new positions have been curtailed significantly, recurrent training to maintain certification is non‑discretionary. To adapt to these new circumstances, we have already introduced new virtual service offerings to support our customers such as obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations and remote support for the installation, acceptance and qualification of full-flight simulators. Our capacity to adapt and the increasing need for airlines to come up with cost containment measures as a result of this pandemic could act as a catalyst for potential customers who may come to realize the benefits of outsourcing their training needs to CAE as a means to reduce their in‑house training costs. Another important contributor to our resiliency is the solid backlog of Civil full-flight simulator orders, which have been pre-funded by customer deposits and progress payments. While we expect some requests for deferrals, full-flight simulator order cancellations are not common given the capital customers have deployed and since the orders are closely linked to airline operational requirements. During the third quarter of fiscal 2021, we announced three acquisitions within the Civil aviation market demonstrating that we are focused on deploying the capital we recently raised to bolster our position and expand our addressable markets, our global customer base and our suite of solutions for our aviation customers during this unprecedented period of disruption.
8 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
In November 2020, we released our 2020-2029 Pilot Demand Outlook which estimates an expected global requirement of 264,000 new pilots in the civil aviation industry to sustain growth and support mandatory retirements over the next ten years. In the short-term, we estimate that approximately 27,000 of these new professional pilots are expected to be needed starting in late 2021.

For Defence, governments recognize the critical importance of national defence and have been proactive in implementing measures to maintain and protect the defence industry and its suppliers, evidenced by many governments who are using defence programs as a mechanism to maintain and stimulate the economy. For example, countries such as Canada, the United Kingdom and Australia have implemented measures such as accelerated payments to support supplier cash flows on existing programs. This, combined with our Defence backlog, provides an additional layer of diversification for our business. We have also demonstrated our ability to adapt in these challenging circumstances with, for example, the delivery and installation of a new NH90 flight training device to the Royal New Zealand Air Force (RNZAF) which was commissioned using local staff supported virtually and remotely by CAE personnel in Canada and Australia, the implementation of a range of classroom and distance learning solutions to sustain training for defence and public safety customers, and the development of virtual engineering internships for students in the United Arab Emirates.

We see future opportunities arising in the Healthcare business including our new digital and virtual learning products, COVID-19 related training solutions, and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations such as the International Nursing Association of Clinical Simulation and Learning (INACSL) and the Society for Simulation in Healthcare who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences as a result of this pandemic. On this topic, starting in April 2020, we launched a series of Simulation Debrief podcasts featuring pioneers and experts in the field discussing the future of healthcare simulation. Our goal is to provide the highest quality training experience by offering innovative clinical learning solutions that can be quickly and easily implemented within today’s healthcare education environment. As a testament to Healthcare's innovation, our adaptive Ventilator Reskilling Course won both the Emergency Medical Services (EMS) World Innovation Award and Attendees’ Choice Award at the annual EMS World conference.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 60 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 320 full-flight simulators (FFSs)2, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world and has approximately 30 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, in response to the recent clearing from the FAA, European Aviation Safety Agency and other National Aviation Authorities across the globe for its return to flight and following Boeing's recommendation that all 737 MAX pilots undergo training in a simulator prior to flying the aircraft, CAE is supporting operators around the world with 737 MAX simulators, updated with the latest software package from Boeing, including five 737 MAX simulators installed at our training centres in Toronto, Dallas, Dubai and Singapore. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best‑in‑class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

2 Non-GAAP and other financial measures (see Section 5.1).
CAE Third Quarter Report 2021 I 9

Management’s Discussion and Analysis

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:
–Pilot training and certification regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term global growth in air travel;
–Expected long-term growth or renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals.

DEFENCE AND SECURITY MARKET
We are a training and mission support solutions provider for defence forces across multi-domain operations, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of training and mission support solutions for defence forces. Increasingly, we are focused on digital technologies and data-driven solutions that help our defence customers plan, prepare and analyze to enhance performance and make better decisions. While the COVID-19 pandemic has created uncertainty in all sectors of society, governments have reaffirmed the critical and essential role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer‑generated simulations. We are skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of integrated live-virtual-constructive training to achieve mission preparedness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre and our role supporting the design phase of the Canadian Surface Combatant ship program. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. Increasingly, we are engaged with defence customers to leverage synthetic environments and digital immersion technologies to provide a range of mission support solutions, including analytics and systems engineering, decision support and staff augmentation. For example, during the third quarter of fiscal 2021 we announced a contract to further develop a Single Synthetic Environment (SSE) for the United Kingdom’s Strategic Command, the major organization of the British Armed Forces responsible for leading integration across all domains — cyber, space, maritime, land and air.

Defence forces continue to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. We pursue programs requiring the integration of live, virtual and constructive training which tend to be larger in size than programs involving only one of the three training domains. We are a first-tier training systems integrator and can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost‑effectively maintain and enhance safety, efficiency, and readiness. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government‑owned government-operated; government-owned contractor‑operated; or contractor-owned contractor‑operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics. In addition, we are increasingly leveraging our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis, and operational decision support, as evidenced by the SSE program for the UK Strategic Command.

We have delivered simulation products and training services to approximately 50 defence forces in over 40 countries. We provide training and operational support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 100 sites around the world, including our joint ventures. We also support live flying training, such as the live training delivered as part of the North Atlantic Treaty Organization (NATO) Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Defence budgets;
–Installed base of enduring defence platforms and new customers;
–Attractiveness of outsourcing training, maintenance and operational support services;
–Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;
–Desire to integrate training systems to achieve efficiencies and enhanced preparedness;
–Need for synthetic environments to conduct integrated, networked mission training, including joint and coalition forces exercises;
–Desire of governments and defence forces to increase the use of synthetic environments, for planning, analysis and decision support;
–Relationships with OEMs for simulation and training.

10 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
HEALTHCARE MARKET
We offer integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle. Additionally, to support the COVID-19 pandemic, we have designed and manufactured ventilators to provide life support to intensive care patients.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. As such, we have established three CAE Healthcare Centres of Excellence to date to improve clinical education and develop new training technologies and curriculum for healthcare professionals and students. The healthcare simulation market is expanding, with a shift in the U.S. from fee‑for‑service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest and most innovative portfolio of medical training solutions, including patient, ultrasound and interventional (surgical) simulators, audiovisual and centre management platforms, augmented reality applications, e-learning and curriculum for simulation-based healthcare education and training. We have provided training solutions to customers in more than 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. During the last two years, we continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched the CAE Juno clinical skills manikin which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare, the CAE Ares emergency care manikin designed for advanced life support and American Heart Association (AHA) training and the CAE Luna neonatal simulator which is an innovative critical care simulation for newborns and infants. With these solutions, we are providing some of the industry's most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 SCE courseware packages for our customers.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists, we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced a collaboration with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:
–Limited access to live patients during training;
–Medical and mixed reality technology revolution;
–Broader adoption of simulation, with a demand for innovative and custom training approaches;
–Growing emphasis on patient safety and outcomes.

You will find more information about our operations in our fiscal 2020 financial report, AIF or our Annual Activity and Corporate Social Responsibility Report.
CAE Third Quarter Report 2021 I 11

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase /	March 31	Increase /
	2020	2020	(decrease)	2020	(decrease)
U.S. dollar (US$ or USD)	1.27	1.33	(5%)	1.41	(10%)
Euro (€ or EUR)	1.56	1.56	—%	1.55	1%
British pound (£ or GBP)	1.74	1.72	1%	1.75	(1%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	December 31	September 30	Increase /	December 31	Increase /
	2020	2020	(decrease)	2019	(decrease)
U.S. dollar (US$ or USD)	1.30	1.33	(2%)	1.32	(2%)
Euro (€ or EUR)	1.55	1.56	(1%)	1.46	6%
British pound (£ or GBP)	1.72	1.72	—%	1.70	1%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $4.8 million and a decrease in net income of $0.2 million when compared to the third quarter of fiscal 2020. For the first nine months of fiscal 2021, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $24.7 million and an increase in net income of $0.3 million when compared to the first nine months of fiscal 2020. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s third quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty in our 2020 financial report.

12 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
5.     NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

5.1       Non-GAAP and other financial measure definitions

Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
Earnings or loss per share (EPS) before specific items
Earnings or loss per share before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs, and other gains, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to section 8.1 “Consolidated cash movements” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other gains and losses, after tax share in profit or loss of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

CAE Third Quarter Report 2021 I 13

Management’s Discussion and Analysis

Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. EBITDA before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions or material events. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Net income or loss before specific items
Net income or loss before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Operating profit or loss
Operating profit or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

14 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
Research and development expenses (R&D)
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Segment operating income or loss (SOI)
Segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Segment operating income or loss before specific items further excludes reorganizational costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods. Refer to section 5.2 “Non‑GAAP measure reconciliations” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

5.2       Non-GAAP measure reconciliations

Reconciliation of segment operating income and segment operating income before specific items

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2020	2019	2020	2019
Operating profit	$82.9	$154.9	$0.8	$390.6
Restructuring costs	14.3	—	65.4	—
Segment operating income	$97.2	$154.9	$66.2	$390.6
Net costs incurred in relation to the COVID-19 pandemic(1)	—	—	108.2	—
Impact of the integration of Bombardier's Business Aviation
Training Business (BBAT)	—	0.4	—	4.0
Defence and Security's reorganizational costs	—	1.9	—	1.9
Segment operating income before specific items	$97.2	$157.2	$174.4	$396.5

(1) Mainly from impairment charges on non-financial assets and amounts owed from customers.

CAE Third Quarter Report 2021 I 15

Management’s Discussion and Analysis

Reconciliation of net income before specific items and earnings per share before specific items

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions, except per share amounts)	2020	2019	2020	2019
Net income (loss) attributable to equity holders of the Company	$48.8	$97.7	$(67.0)	$233.0
Restructuring costs, after tax	11.2	—	50.6	—
Net costs incurred in relation to the COVID-19 pandemic(1), after tax	—	—	80.3	—
Impact of the integration of BBAT, after tax	—	0.3	—	2.9
Defence and Security's reorganizational costs, after tax	—	1.4	—	1.4
Net income before specific items	$60.0	$99.4	$63.9	$237.3

Average number of shares outstanding (diluted)	273.0	267.6	268.1	267.7

Earnings per share before specific items	$0.22	$0.37	$0.24	$0.88

(1) Mainly from impairment charges on non-financial assets and amounts owed from customers.

Reconciliation of EBITDA and EBITDA before specific items

	Last twelve months ending
	December 31
(amounts in millions)	2020	2019
Operating profit	$147.3	$561.0
Depreciation and amortization	319.5	290.4
EBITDA	$466.8	$851.4
Restructuring costs	65.4	—
Net costs incurred in relation to the COVID-19 pandemic(1)	108.2	—
Impact of the integration of BBAT	2.1	10.8
Defence and Security's reorganizational costs	7.8	1.9
Healthcare goodwill impairment charge	37.5	—
EBITDA before specific items	$687.8	$864.1

(1) Mainly from impairment charges on non-financial assets and amounts owed from customers.

COVID-19 government support programs
Throughout fiscal 2021, we received amounts in relation to COVID-19 government support programs, mostly from the CEWS program. If the amount of COVID-19 government support programs credited to income during the three months ended December 31, 2020 was taken into account, segment operating income before specific items would have been $86.6 million, net income before specific items would have been $52.2 million and EPS before specific items would have been $0.19. Similarly, for the nine months ended December 31, 2020, segment operating income before specific items would have been $84.2 million, net loss before specific items would have been $2.3 million and EPS before specific items would have been negative $0.01.
16 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
6.     CONSOLIDATED RESULTS
6.1      Results from operations – third quarter of fiscal 2021

(amounts in millions, except per share amounts)		Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020
Revenue		$832.4	704.7	550.5	977.3	923.5
Cost of sales		$603.5	513.7	442.5	665.6	632.0
Gross profit[3]		$228.9	191.0	108.0	311.7	291.5
As a % of revenue	%	27.5	27.1	19.6	31.9	31.6
Research and development expenses[3]		$36.5	25.6	20.1	36.2	33.6
Selling, general and administrative expenses		$105.3	88.2	93.9	107.9	118.3
Other (gains) and losses		$(1.5)	(2.7)	96.6	14.3	(3.5)
After tax share in (profit) loss of equity accounted investees		$(8.6)	0.6	7.7	6.8	(11.8)
Segment operating income (loss)[3]		$97.2	79.3	(110.3)	146.5	154.9
As a % of revenue	%	11.7	11.3	—	15.0	16.8
Restructuring costs		$14.3	51.1	—	—	—
Operating profit (loss)[3]		$82.9	28.2	(110.3)	146.5	154.9
As a % of revenue	%	10.0	4.0	—	15.0	16.8
Finance expense – net		$33.3	35.2	35.1	38.5	36.7
Earnings (loss) before income taxes		$49.6	(7.0)	(145.4)	108.0	118.2
Income tax (recovery) expense		$(0.1)	(1.0)	(35.4)	26.9	18.4
As a % of earnings (loss) before income taxes
(income tax rate)%		—	14	24	25	16
Net income (loss)		$49.7	(6.0)	(110.0)	81.1	99.8
Attributable to:
Equity holders of the Company		$48.8	(5.2)	(110.6)	78.4	97.7
Non-controlling interests		$0.9	(0.8)	0.6	2.7	2.1
		$49.7	(6.0)	(110.0)	81.1	99.8
EPS attributable to equity holders of the Company
Basic and diluted		$0.18	(0.02)	(0.42)	0.29	0.37
EPS before specific items[3]		$0.22	0.13	(0.11)	0.46	0.37

Revenue was 10% lower than the third quarter of fiscal 2020
Revenue was $91.1 million lower than the third quarter of fiscal 2020. Decreases in revenue were $145.9 million and $33.1 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $87.9 million for Healthcare.

For the first nine months of fiscal 2021, revenue was $558.3 million lower than the same period last year. Decreases in revenue were $540.9 million and $106.7 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $89.3 million for Healthcare.

You will find more details in Results by segment.

Gross profit was $62.6 million lower compared to the third quarter of fiscal 2020
Gross profit was $228.9 million this quarter (27.5% of revenue) compared to $291.5 million (31.6% of revenue) in the third quarter of fiscal 2020.

For the first nine months of fiscal 2021, gross profit was $527.9 million (25.3% of revenue) compared to $771.9 million (29.2% of revenue) last year.

Segment operating income was $57.7 million lower compared to the third quarter of fiscal 2020
Operating profit this quarter was $82.9 million (10.0% of revenue), compared to $154.9 million (16.8% of revenue) in the third quarter of fiscal 2020. Restructuring costs of $14.3 million were recorded this quarter whereas there were no restructuring costs in the third quarter of fiscal 2020. Segment operating income this quarter was $97.2 million (11.7% of revenue), compared to $154.9 million in the third quarter of fiscal 2020. The decrease in segment operating income was $61.0 million and $9.0 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $12.3 million for Healthcare.

3 Non-GAAP and other financial measures (see Section 5.1).
CAE Third Quarter Report 2021 I 17

Management’s Discussion and Analysis

For the first nine months of fiscal 2021, operating profit was $0.8 million, compared to $390.6 million last year. Restructuring costs of $65.4 million were recorded this year compared to nil last year. Segment operating income was $66.2 million (3.2% of revenue) compared to $390.6 million (14.8% of revenue) for the same period last year, representing a decrease of $324.4 million. The decrease in segment operating income was $305.8 million and $35.1 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $16.5 million for Healthcare.

There were no specific items affecting segment operating income this quarter and $2.3 million of specific items affecting segment operating income in the third quarter of fiscal 2020. For the first nine months of fiscal 2021, segment operating income before specific items4 was $174.4 million (8.4% of revenue), compared to $396.5 million (15.0% of revenue) last year. On this basis, the current period's segment operating income before specific items was $222.1 million lower on a year to date basis.

You will find more details in Restructuring costs and Results by segment.

Research and development expenses were $2.9 million higher compared to the third quarter of fiscal 2020
The increase compared to the third quarter of fiscal 2020 was mainly due to the amortization of development costs incurred in relation to the design and manufacturing of the CAE Air1 ventilators and higher net research and development expenses to support Defence and Security program advancements. The increase was partially offset by the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

For the first nine months of fiscal 2021, research and development expenses were $19.1 million lower compared to the same period last year. The decrease was due to the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic, partially offset by the amortization of development costs incurred in relation to the design and manufacturing of the CAE Air1 ventilators.

Net finance expense was $3.4 million lower compared to the third quarter of fiscal 2020
The decrease was mainly due to lower interest on long-term debt and lower interest on lease liabilities.

For the first nine months of fiscal 2021, net finance expense was $103.6 million, $2.3 million lower compared to the same period last year. The decrease was mainly due to higher finance income and lower finance expense on royalty obligations.

Income tax rate was nil this quarter
Income tax recovery this quarter amounted to $0.1 million, representing an effective tax rate of nil compared to an effective tax rate of 16% for the third quarter of fiscal 2020.

The income tax rate was impacted by the restructuring costs and the positive impact of tax audits incurred this quarter. Excluding the effect of these elements, the income tax rate would have been 16% this quarter, which is stable compared to the third quarter of fiscal 2020.

For the first nine months of fiscal 2021, the income tax recovery amounted to $36.5 million, representing an effective tax rate of 36% compared to 16% for the same period last year.

This year, the income tax rate was impacted by impairment charges on non-financial assets and amounts owed from customers incurred in relation to the COVID-19 pandemic, restructuring costs and the positive impact of tax audits this year. Excluding the effect of these elements, the income tax rate would have been 23% this period. On this basis, the increase in the tax rate from the same period last year was mainly due to the change in the mix of income and losses from various jurisdictions.

4 Non-GAAP and other financial measures (see Section 5.1).
18 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
6.2      Restructuring costs

On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services.

As a result of these measures, we expect to record restructuring expenses of approximately $170 million for the entire program, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which will be carried out throughout fiscal 2021 and into fiscal 2022.

During the third quarter of fiscal 2021, we recorded restructuring costs of $14.3 million, consisting of impairment of non-financial assets of $9.7 million, severances and other employee related costs of $1.8 million and other costs of $2.8 million. Since the beginning of the second quarter of fiscal 2021, we recorded restructuring costs of $65.4 million, consisting of impairment of non‑financial assets of $33.5 million, severances and other employee related costs of $21.7 million and other costs of $10.2 million. Impairment of non‑financial assets primarily includes impairment of property, plant and equipment of training devices determined to be in surplus and of buildings and right-of-use assets related to leased real estate facilities to align with the optimization of our footprint and asset base.

6.3      Consolidated orders and total backlog

Total backlog5 down 6% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2020	December 31, 2020
Obligated backlog[5], beginning of period	$6,551.9	$7,631.0
'+ order intake[5]	710.7	1,795.6
- revenue	(832.4)	(2,087.6)
+ / - adjustments	(158.8)	(1,067.6)
Obligated backlog, end of period	$6,271.4	$6,271.4
Joint venture backlog[5] (all obligated)	334.6	334.6
Unfunded backlog and options[5]	1,214.1	1,214.1
Total backlog	$7,820.1	$7,820.1

Adjustments this quarter were mainly due to negative foreign exchange movements, partially offset by backlog acquired from the business acquisitions completed during the quarter.

The book-to-sales ratio5 for the quarter was 0.85x. The ratio for the last 12 months was 0.84x.

You will find more details in Results by segment.

5 Non-GAAP and other financial measures (see Section 5.1).
CAE Third Quarter Report 2021 I 19

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:

–Civil Aviation Training Solutions;
–Defence and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude. Segment operating income or loss is calculated by taking the operating profit or loss and excluding restructuring costs of major programs that do not arise from significant strategic transactions. Segment operating income or loss before specific items further excludes reorganizational costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions or material events.

KEY PERFORMANCE INDICATORS

Segment operating income (loss)

(amounts in millions, except segment operating margins)		Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020

Civil Aviation Training Solutions
Operating profit (loss)		$48.4	15.5	(97.9)	151.5	123.0
Restructuring costs		$13.6	36.4	—	—	—
Segment operating income (loss)		$62.0	51.9	(97.9)	151.5	123.0
Segment operating margins	%	15.0	14.2	—	25.2	22.0

Defence and Security
Operating profit (loss)		$21.8	11.4	(9.2)	32.4	31.3
Restructuring costs		$0.5	12.8	—	—	—
Segment operating income (loss)		$22.3	24.2	(9.2)	32.4	31.3
Segment operating margins	%	7.5	8.0	—	9.5	9.4

Healthcare
Operating profit (loss)		$12.7	1.3	(3.2)	(37.4)	0.6
Restructuring costs		$0.2	1.9	—	—	—
Segment operating income (loss)		$12.9	3.2	(3.2)	(37.4)	0.6
Segment operating margins	%	10.7	8.6	—	—	1.8

Operating profit (loss)		$82.9	28.2	(110.3)	146.5	154.9
Restructuring costs		$14.3	51.1	—	—	—
Segment operating income (loss)		$97.2	79.3	(110.3)	146.5	154.9
SOI before specific items		$97.2	79.3	(2.1)	193.9	157.2

Capital employed6

(amounts in millions)	Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020
Civil Aviation Training Solutions	$3,792.6	3,737.6	3,771.3	3,869.6	3,734.5
Defence and Security	$945.2	1,147.9	1,109.9	1,154.0	1,074.4
Healthcare	$261.1	152.1	204.8	208.0	224.7
Capital employed	$4,998.9	5,037.6	5,086.0	5,231.6	5,033.6
6 Non-GAAP and other financial measures (see Section 5.1).
20 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
7.1      Civil Aviation Training Solutions
THIRD QUARTER OF FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
Acquisitions
–On November 16, 2020, we acquired the shares of FSC, a provider of total training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network;
–On December 22, 2020 we acquired the shares of Merlot, a leading civil aviation crew management and optimization software company based in Auckland, New Zealand;
–We announced that we have agreed to acquire TRU Canada, a manufacturer of full-flight simulators and flight training devices, which will expand CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and will also provide CAE with a backlog of simulator orders, FFSs and access to a number of airline customers globally. The acquisition was concluded on January 26, 2021.

New programs and products
–We announced a partnership with the LOSA Collaborative to enhance our evidence-based training offering by performing Line Operations Safety Audits (LOSA) of our customer-operators. The insights and data obtained from these audits will allow us to offer tailored pilot training programs and benchmarked operational and training performance insights to operators.

ORDERS
Civil Aviation Training Solutions obtained contracts this quarter expected to generate revenues of $329.3 million including contracts for 3 FFSs sold in the quarter, bringing the civil FFS order intake for the first nine months of the fiscal year to 7 FFSs, including:
–One Airbus A220 to Delta Air Lines;
–One Airbus A350 to Airbus SAS;
–One Boeing B777 to an undisclosed customer.

Notable contract awards for the quarter included:
–A 5-year exclusive pilot training agreement with Iberia, Líneas Aéreas de España;
–A 5-year business aviation training agreement with Bundeswehr in Germany;
–A 5-year pilot training agreement with TUI Airways;
–A 2-year exclusive pilot training agreement with LOT Polish Airlines;
–A 5-year pilot training agreement with MasAir;
–A 5-year housing agreement with Virgin Atlantic Airways.

FINANCIAL RESULTS
(amounts in millions, except segment operating margins, SEU, FFSs, utilization rate and FFS deliveries)		Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020
Revenue		$412.2	364.5	248.0	601.9	558.1
Operating profit (loss)		$48.4	15.5	(97.9)	151.5	123.0
Segment operating income (loss)		$62.0	51.9	(97.9)	151.5	123.0
Segment operating margins	%	15.0	14.2	—	25.2	22.0
SOI before specific items		$62.0	51.9	(16.2)	153.6	123.4
Segment operating margins before specific items	%	15.0	14.2	—	25.5	22.1
Depreciation and amortization		$58.2	58.9	67.6	59.8	59.8
Restructuring costs		$13.6	36.4	—	—	—
Property, plant and equipment expenditures		$21.2	11.7	15.2	78.1	45.8
Intangible assets and other assets expenditures		$8.4	4.8	4.8	13.7	7.0
Capital employed		$3,792.6	3,737.6	3,771.3	3,869.6	3,734.5
Total backlog		$4,198.1	4,399.4	4,541.1	5,341.3	5,263.0
SEU[7]		245	251	246	250	252
FFSs in CAE's network[7]		320	308	304	306	303
Utilization rate[7]	%	50	49	33	67	70
FFS deliveries		10	10	2	21	12

7 Non-GAAP and other financial measures (see Section 5.1).
CAE Third Quarter Report 2021 I 21

Management’s Discussion and Analysis

Revenue down 26% compared to the third quarter of fiscal 2020
While we did see gradual improvements in utilization, mainly in our business aviation training business, the COVID-19 pandemic continued to negatively affect our training revenues during the quarter due to a significant decrease in demand for training products and services as a result of the reduction in airlines’ global operations, disruption to the global air transportation environment and diminished commercial air passenger travel.

The decrease in revenue from the third quarter of fiscal 2020 was due to lower utilization across our network, lower revenue recognized from simulator sales and decreased demand for our crew sourcing business.

Revenue year to date was $1,024.7 million, $540.9 million or 35% lower than the same period last year. The decrease in revenue from the same period of fiscal 2020 is due to lower utilization across our network, lower revenue recognized from simulator sales mainly due to lower deliveries, and decreased demand for our crew sourcing business.

Segment operating income down 50% compared to the third quarter of fiscal 2020
Segment operating income was $62.0 million (15.0% of revenue) this quarter, compared to $123.0 million (22.0% of revenue) in the third quarter of fiscal 2020.

Segment operating income decreased by $61.0 million, or 50% over the third quarter of fiscal 2020. The decrease was mainly due to lower revenues, as described above. The decrease was partially offset by the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

Segment operating income for the first nine months of the year was $16.0 million, $305.8 million or 95% lower than the same period last year. The decrease was mainly due to lower revenues, as described above and impairment charges on non‑financial assets and amounts owed from customers incurred in relation to the COVID-19 pandemic. The decrease was partially offset by the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

There were no specific items this quarter and $0.4 million recorded in the third quarter of fiscal 2020. Excluding the impairment charges, segment operating income before specific items was $97.7 million (9.5% of revenue) for the first nine months of the year compared to $325.8 million (20.8% of revenue) for the same period last year. On this basis, the current period's segment operating income before specific items was $228.1 million lower than the same period last year.
Property, plant and equipment expenditures at $21.2 million this quarter
Growth capital expenditures were $17.9 million for the quarter and maintenance capital expenditures were $3.3 million.
Capital employed increased by $55.0 million from last quarter
The increase over last quarter was due to higher intangible assets and right-of-use assets mainly as a result of the business acquisitions completed during the quarter, partially offset by movements in foreign exchange rates and lower non-cash working capital driven by lower inventories, accounts receivable and contract assets, partially offset by lower contract liabilities.

Total backlog down 5% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2020	December 31, 2020
Obligated backlog, beginning of period	$4,135.1	$4,993.5
+ order intake	329.3	876.1
- revenue	(412.2)	(1,024.7)
+ / - adjustments	(99.6)	(892.3)
Obligated backlog, end of period	$3,952.6	$3,952.6
Joint venture backlog (all obligated)	245.5	245.5
Total backlog	$4,198.1	$4,198.1

Adjustments this quarter were mainly due to negative foreign exchange movements, partially offset by backlog acquired from the business acquisitions completed during the quarter.

This quarter's book-to-sales ratio was 0.80x. The ratio for the last 12 months was 0.83x.

22 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
7.2      Defence and Security
THIRD QUARTER OF FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
Expansions
–We were authorized to proceed on the U.S. Army contract to provide advanced helicopter flight training support services at Fort Rucker, Alabama. The contract had originally been protested and has been subsequently upheld;
–We delivered a NH90 flight simulator to the RNZAF and will start providing ongoing maintenance and support services.

New programs and products
–We were contracted by BAE Systems to support the prototype development of a new Wargaming Center to be built at Marine Corps Base Quantico;
–We were selected, following a competitive recompete, to continue providing comprehensive KC-135 training services to the U.S. Air Force (USAF) and the contract now also includes training support services for the Air National Guard boom operator simulation systems.

Awards and achievements
–CAE USA received the highest-level Platinum Medallion distinction in the HIRE Vets Medallion Award program, a U.S. government initiative recognizing company efforts to recruit, employ and retain military veterans.

ORDERS
Defence and Security was awarded $260.5 million in orders this quarter, including notable contract awards from:
–Lockheed Martin to support the design, development and manufacture of a suite of C-130J training devices for the binational French and German C-130J training facility;
–The U.S. Navy to continue providing contract instruction services for the Chief of Naval Air Training at five naval air stations;
–The USAF to continue providing C-130H aircrew training services;
–The U.S. Navy to continue providing T-44C aircrew training services;
–Boeing to provide a P-8 simulator for the RNZAF;
–Lockheed Martin to supply the CAE Magnetic Anomaly Detection-Extended Role system for U.S. Navy MH-60R Seahawk helicopters.

FINANCIAL RESULTS
(amounts in millions, except segment operating margins)		Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020
Revenue		$299.3	303.2	280.2	341.8	332.4
Operating profit (loss)		$21.8	11.4	(9.2)	32.4	31.3
Segment operating income (loss)		$22.3	24.2	(9.2)	32.4	31.3
Segment operating margins	%	7.5	8.0	—	9.5	9.4
SOI before specific items		$22.3	24.2	17.3	40.2	33.2
Segment operating margins before specific items	%	7.5	8.0	6.2	11.8	10.0
Depreciation and amortization		$12.9	13.3	14.3	15.4	14.1
Restructuring costs		$0.5	12.8	—	—	—
Property, plant and equipment expenditures		$2.1	3.2	2.7	5.2	5.5
Intangible assets and other assets expenditures		$3.9	3.8	2.0	15.0	11.2
Capital employed		$945.2	1,147.9	1,109.9	1,154.0	1,074.4
Total backlog		$3,622.0	3,896.8	4,009.8	4,116.8	4,171.3

Revenue down 10% compared to the third quarter of fiscal 2020
The decrease in revenue from the third quarter of fiscal 2020 was mainly due to a lower level of activity on North American and Middle Eastern programs, which were affected by the impacts of the COVID-19 pandemic. The pandemic contributed to delays in the execution of programs from backlog and impacted a range of global defence programs involving government and OEM customers due to travel bans, border restrictions, client access restrictions and supply chain disruptions. In addition, although we were awarded several strategic contracts during the third quarter, there have been delays in the awarding of additional contracts as government acquisition authorities follow directives in their respective countries to shelter-in-place and eliminate travel.

Revenue year to date was $882.7 million, $106.7 million or 11% lower than the same period last year. The decrease was mainly due to a lower level of activity on North American programs and COVID-related program delays, as mentioned above.

CAE Third Quarter Report 2021 I 23

Management’s Discussion and Analysis

Segment operating income down 29% compared to the third quarter of fiscal 2020
Segment operating income was $22.3 million (7.5% of revenue) this quarter, compared to $31.3 million (9.4% of revenue) in the third quarter of fiscal 2020.

The decrease over the third quarter of fiscal 2020 was mainly due to a lower level of activity on North American and Middle Eastern programs, as mentioned above, and higher net research and development expenses to support program advancements. The decrease was partially offset by the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

Segment operating income for the first nine months of the year was $37.3 million (4.2% of revenue), $35.1 million or 48% lower than the same period last year. The decrease was mainly due to a lower level of activity on North American programs, as mentioned above, and the impairment charges on non-financial assets incurred in relation to the COVID-19 pandemic. The decrease was partially offset by the benefit of the cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

There were no specific items this quarter and $1.9 million recorded in the third quarter of fiscal 2020. Excluding the impairment charges, segment operating income before specific items was $63.8 million (7.2% of revenue) for the first nine months of the year compared to $74.3 million (7.5% of revenue) for the same period last year. On this basis, the current period's segment operating income before specific items was $10.5 million lower than the same period last year.

Capital employed decreased by $202.7 million from last quarter
The decrease from last quarter was mainly due to lower non-cash working capital, primarily resulting from higher accounts payable and accrued liabilities and contract liabilities, in addition to lower contract assets and accounts receivable. The decrease was also due to lower intangible assets and property, plant and equipment, primarily resulting from movements in foreign exchange rates.

Total backlog down 7% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2020	December 31, 2020
Obligated backlog, beginning of period	$2,416.8	$2,637.5
+ order intake	260.5	739.3
- revenue	(299.3)	(882.7)
+ / - adjustments	(59.2)	(175.3)
Obligated backlog, end of period	$2,318.8	$2,318.8
Joint venture backlog (all obligated)	89.1	89.1
Unfunded backlog and options	1,214.1	1,214.1
Total backlog	$3,622.0	$3,622.0

Adjustments this quarter were mainly due to negative foreign exchange movements.

This quarter's book-to-sales ratio was 0.87x. The ratio for the last 12 months was 0.83x.

This quarter, $112.4 million was added to the unfunded backlog and $213.3 million was transferred to obligated backlog.

24 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
7.3      Healthcare
THIRD QUARTER OF FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
New programs and products
–We released CAE Vimedix 3.1, our ultrasound education platform with new remote learning and screen sharing capabilities for faculty and students, curriculum development tools for distance learning and our Microsoft HoloLens 2 mixed reality interface for remote education;
–We expanded our adaptive clinical digital learning courses covering mechanical ventilation to include basic, advanced and COVID-19 patient management;
–We offered a new Express Warranty for select patient simulators, CAE Vimedix and portable CathLabVR to simplify support and through digital interfaces;
–We continued to work with leading OEMs in developing transformative digital training solutions, including the launch of a mobile application developed for Cordis, a Cardinal Health Company, which enables users to expand and master skills through a series of procedurally based coronary and endovascular modules utilizing Cordis tools in a simulated virtual environment.

FINANCIAL RESULTS
(amounts in millions, except segment operating margins)		Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020
Revenue		$120.9	37.0	22.3	33.6	33.0
Operating profit (loss)		$12.7	1.3	(3.2)	(37.4)	0.6
Segment operating income (loss)		$12.9	3.2	(3.2)	(37.4)	0.6
Segment operating margins	%	10.7	8.6	—	—	1.8
SOI before specific items		$12.9	3.2	(3.2)	0.1	0.6
Segment operating margins before specific items	%	10.7	8.6	—	0.3	1.8
Depreciation and amortization		$8.1	4.0	3.7	3.3	3.8
Restructuring costs		$0.2	1.9	—	—	—
Property, plant and equipment expenditures		$0.6	0.3	0.1	0.7	0.3
Intangible assets and other assets expenditures		$4.0	2.3	11.0	2.2	3.1
Capital employed		$261.1	152.1	204.8	208.0	224.7

Revenue up 266% compared to the third quarter of fiscal 2020
The increase in revenue over the third quarter of fiscal 2020 was due to sales of the CAE Air1 ventilators of $93.5 million. Excluding the sales of the CAE Air1 ventilators, revenues were down compared to the same quarter last year. Some customers continue to be negatively affected by the COVID-19 pandemic thereby affecting our ability to conclude contracts and deliver on existing orders as customers continue to manage the acute operational and budgetary demands of the healthcare crisis rather than addressing their usual training needs. This resulted in decreased revenues from centre management solutions, key partnerships with OEMs and ultrasound and patient simulators.

Revenue year to date was $180.2 million, $89.3 million or 98% higher than the same period last year. The increase was due to sales of the CAE Air1 ventilators, partially offset by lower revenue from centre management solutions and key partnerships with OEMs and decreased volume on patient, ultrasound and interventional simulators stemming mainly from the negative impacts of the COVID-19 pandemic, as described above.

Segment operating income higher than the third quarter of fiscal 2020
Segment operating income was $12.9 million this quarter (10.7% of revenue), compared to $0.6 million (1.8% of revenue) in the third quarter of fiscal 2020.

The $12.3 million increase over the third quarter of fiscal 2020 was primarily driven by the contribution from the CAE Air1 ventilator sales, including the research and development expenses from the amortization of development costs incurred in relation to the design and manufacturing of the CAE Air1 ventilators. The increase was also driven by reduced selling, general and administrative expenses due to the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic and partially offset by lower revenue from centre management solutions and key partnerships with OEMs and decreased volume on patient, ultrasound and interventional simulators stemming mainly from the negative impacts of the COVID-19 pandemic, as described above.

Segment operating income for the first nine months of the year was $12.9 million (7.2% of revenue), $16.5 million higher than the same period last year. The increase was primarily driven by the contribution from the CAE Air1 ventilator sales, as described above, and reduced selling, general and administrative expenses due to the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic. The increase was partially offset by lower revenue stemming mainly from the negative impacts of the COVID-19 pandemic, as described above, charges on the initial investment for costs related to the research, manufacturing and regulatory approvals associated with the CAE Air1 ventilators and the negative net impact from the remeasurement of long-term royalty obligations.

CAE Third Quarter Report 2021 I 25

Management’s Discussion and Analysis

Capital employed increased by $109.0 million from last quarter
The increase from last quarter was due to higher non-cash working capital driven by lower contract liabilities, higher CAE Air1 ventilator inventories as a result of the ramp-up of production partially offset by the deliveries made in the quarter, and lower accounts payable and accrued liabilities.

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1    Consolidated cash movements

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2020	2019	2020	2019
Cash provided by operating activities*	$125.7	$141.7	$266.5	$432.1
Changes in non-cash working capital	109.1	180.4	(74.5)	(133.3)
Net cash provided by operating activities	$234.8	$322.1	$192.0	$298.8
Maintenance capital expenditures[8]	(5.3)	(19.0)	(18.9)	(55.3)
Investment in other assets	(9.2)	(3.2)	(11.7)	(7.9)
Proceeds from the disposal of property, plant and equipment	1.5	—	1.7	0.4
Net proceeds from (payments to) equity accounted investees	0.5	(10.3)	1.4	(10.3)
Dividends received from equity accounted investees	1.7	14.0	11.7	22.6
Dividends paid	—	(28.3)	—	(82.2)
Free cash flow[8]	$224.0	$275.3	$176.2	$166.1
Growth capital expenditures[8]	(18.6)	(32.6)	(38.2)	(144.1)
Capitalized development costs	(12.1)	(18.8)	(38.4)	(61.0)
Net proceeds from the issuance of common shares	480.2	5.3	482.6	22.5
Common shares repurchased	—	(12.6)	—	(32.8)
Other cash movements, net	—	15.8	(0.7)	14.4
Business combinations, net of cash and cash equivalents acquired	(134.7)	(0.9)	(134.7)	(10.1)
Acquisition of investment in equity accounted investees	—	(113.5)	—	(113.5)
Effect of foreign exchange rate changes on cash and cash equivalents	(5.1)	1.1	(12.8)	(11.7)
Net change in cash before proceeds and repayment of long-term debt	$533.7	$119.1	$434.0	$(170.2)
* before changes in non-cash working capital

Free cash flow of $224.0 million this quarter
Free cash flow was $224.0 million for the quarter, $51.3 million lower than the third quarter of fiscal 2020. The decrease was mainly due to a higher investment in non-cash working capital and a decrease in cash provided by operating activities, partially offset by lower dividends paid as a result of the suspension of our common share dividends and lower maintenance capital expenditures.

Free cash flow year to date was $176.2 million, $10.1 million higher than the same period last year. The increase was mainly attributable to lower dividends paid, a lower investment in non-cash working capital and lower maintenance capital expenditures, which were partially offset by a decrease in cash provided by operating activities.

Capital expenditures of $23.9 million this quarter
Growth capital expenditures were $18.6 million this quarter and $38.2 million for the first nine months of the year. Maintenance capital expenditures were $5.3 million this quarter and $18.9 million for the first nine months of the year.
8 Non-GAAP and other financial measures (see Section 5.1).
26 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
9.     CONSOLIDATED FINANCIAL POSITION
9.1       Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2020	2020	2020
Use of capital:
Current assets	$2,384.3	$2,130.5	$2,808.6
Less: cash and cash equivalents	(619.9)	(258.0)	(946.5)
Current liabilities	(1,919.3)	(1,908.8)	(2,062.3)
Less: current portion of long-term debt	284.8	229.5	206.2
Non-cash working capital[9]	$129.9	$193.2	$6.0
Property, plant and equipment	1,918.5	1,951.7	2,154.0
Other long-term assets	3,476.1	3,359.4	3,521.0
Other long-term liabilities	(843.7)	(796.5)	(737.0)
Total capital employed	$4,680.8	$4,707.8	$4,944.0
Source of capital[9]:
Current portion of long-term debt	$284.8	$229.5	$206.2
Long-term debt	2,155.0	2,387.4	3,106.0
Less: cash and cash equivalents	(619.9)	(258.0)	(946.5)
Net debt[9]	$1,819.9	$2,358.9	$2,365.7
Equity attributable to equity holders of the Company	2,782.0	2,263.3	2,489.7
Non-controlling interests	78.9	85.6	88.6
Source of capital	$4,680.8	$4,707.8	$4,944.0

Capital employed decreased by $27.0 million from last quarter
The decrease was mainly due to lower non-cash working capital, lower property, plant and equipment and higher other long-term liabilities, partially offset by higher other long-term assets.

Return on capital employed (ROCE)9
Our ROCE was 2.7% this quarter. ROCE before specific items was 6.4% this quarter, which compares to 11.4% in the third quarter of last year and 7.2% last quarter. In fiscal 2021, specific items include restructuring costs and net costs incurred in relation to the COVID-19 pandemic, mainly from impairment charges on non-financial assets and amounts owed from customers. In fiscal 2020 specific items include the impact of the integration of BBAT, Defence and Security's reorganizational costs and the goodwill impairment charge recognized in Healthcare.

Non-cash working capital decreased by $63.3 million from last quarter
The decrease was mainly due to lower accounts receivable, lower contract assets and higher accounts payable and accrued liabilities, partially offset by lower derivative financial liabilities and lower contract liabilities.

Property, plant and equipment decreased by $33.2 million from last quarter
The decrease was mainly due to movements in foreign exchange rates and depreciation in excess of capital expenditures.

Other long-term assets increased $116.7 million
The increase was mainly due to higher intangible assets and right-of-use assets mainly as a result of the business acquisitions completed during the quarter, partially offset by movements in foreign exchange rates and depreciation in excess of capital expenditures.

Other long-term liabilities increased by 47.2 million from last quarter
The increase was mainly due to higher deferred gains and other non-current liabilities.
9 Non-GAAP and other financial measures (see Section 5.1).
CAE Third Quarter Report 2021 I 27

Management’s Discussion and Analysis

Change in net debt
	Three months ended	Nine months ended
(amounts in millions, except net debt-to-capital and net debt-to-EBITDA)	December 31, 2020	December 31, 2020
Net debt, beginning of period	$2,358.9	$2,365.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	(533.7)	(434.0)
Effect of foreign exchange rate changes on long-term debt	(80.7)	(191.9)
Impact from business combinations	69.8	69.8
Non-cash lease liability movements	(0.1)	4.9
Other	5.7	5.4
Change in net debt during the period	$(539.0)	$(545.8)
Net debt, end of period	$1,819.9	$1,819.9

Net debt-to-capital[10]	% 38.9
EBITDA[10]	$466.8
Net debt-to-EBITDA[10]	3.90
EBITDA before specific items[10]	$687.8
Net debt-to-EBITDA before specific items[10]	2.65

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. In April 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility to provide access to additional liquidity during the COVID-19 pandemic as a supplement to our current committed line of credit of US$850.0 million.

We and some of our subsidiaries also have an agreement to sell certain of our accounts receivable for an amount up to US$400.0 million, which was increased by US$100.0 million in May 2020. As at December 31, 2020, the carrying amount of the original accounts receivable sold to a financial institution pursuant to the receivable purchase program totaled a Canadian dollar equivalent of $323.7 million, of which $20.2 million, corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

In September 2020, we concluded a new financial participation agreement with IQ. Under this agreement, IQ agreed to invest up to $30.0 million in repayable contributions on eligible CAE spending of $82.4 million related to Healthcare R&D programs that will support CAE's continued development of technologies, products and services that will allow to make healthcare safer.

We have certain debt agreements which require the maintenance of standard financial covenants. As at December 31, 2020, we are compliant with all our financial covenants.

Total available liquidity as at December 31, 2020 was approximately $2.4 billion, including $619.9 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program. The increase in available liquidity compared to the prior quarter was partially due to the proceeds from our equity offering.

We expect COVID-19 to continue to have a negative impact on the amount and timing of cash generated from operations. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows, which is achieved through a forecast of our consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. Based on our scenario analysis, we believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash we expect to generate from our operations will be sufficient to meet financial requirements in the foreseeable future. To preserve liquidity and reduce operating costs, we have enacted initiatives such as the reduction of capital expenditures and R&D investments, strict cost containment measures, temporary salary freezes, salary reductions in the first half of fiscal 2021 and reduced work weeks, layoffs, a suspension of our common share dividends and share repurchase plan, as well as payment deferrals on certain lease liabilities and government royalty and R&D obligations.

10 Non-GAAP and other financial measures (see Section 5.1).
28 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
Total equity increased by $512.0 million this quarter
The increase in equity was mainly due to the issuance of common shares under an equity offering and net income realized this quarter.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 282,760,778 common shares issued and outstanding as at December 31, 2020 with total share capital of $1,169.4 million. In addition, we had 7,660,904 options outstanding under the Employee Stock Option Plan (ESOP).

As at January 31, 2021, we had a total of 282,813,053 common shares issued and outstanding and 7,624,742 options outstanding under the ESOP.

Common share issuance
On November 30, 2020, we completed a public offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million (equity offering). Total issuance-related costs of the equity offering amounted to $22.4 million, less income tax recovery of $5.9 million. The net proceeds of the equity offering are for general corporate purposes, including to fund our recently completed acquisitions and other future potential acquisition and growth opportunities. Pending such uses, the proceeds have been used to repay indebtedness outstanding under our credit facilities and held as cash or cash equivalents.

Repurchase and cancellation of shares
On February 7, 2020 we announced the renewal of the NCIB to purchase up to 5,321,474 of our common shares. The NCIB began on February 25, 2020 and will end on February 24, 2021 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled. Share repurchases under our NCIB program were suspended as part of our COVID-19 pandemic mitigation measures. At this point in time, we are not expecting to renew the NCIB program.

During the three months ended December 31, 2020, given the suspension of the program, no common shares were repurchased and cancelled under the NCIB. For the three months ended December 31, 2019, 386,700 common shares were repurchased and cancelled at a weighted average price of $32.69 per common share for a total consideration of $12.6 million.

Dividends
Dividend payments to common shareholders were suspended as part of our COVID-19 pandemic mitigation measures. As a result, during the three months ended December 31, 2020, no dividends were declared (2019 – $29.2 million or $0.11 per share).

10.     BUSINESS COMBINATIONS
Flight Simulation Company B.V.
On November 16, 2020, we acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million, subject to purchase price adjustments. FSC is a provider of total training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network.

Merlot Aero Limited
On December 22, 2020, we acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $29.5 million and a long-term contingent cash consideration payable of up to US $10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand.

The net assets acquired, including intangible assets, of FSC and Merlot are included in the Civil Aviation Training Solutions segment. The goodwill arising from these acquisitions is mainly attributable to the expansion of CAE’s installed base of commercial flight simulators, the expansion of our reach into the market for digitally-enabled crew optimization services and expected synergies from combining operations.

The purchase price allocation for FSC and Merlot are preliminary.

You will find more details in Note 4 of our consolidated financial statements.

CAE Third Quarter Report 2021 I 29

Management’s Discussion and Analysis

11.   EVENT AFTER THE REPORTING PERIOD
Acquisition of TRU Simulation + Training Canada Inc.
On January 26, 2021, we concluded the acquisition of TRU Simulation + Training Canada Inc. (TRU Canada), a manufacturer of full‑flight simulators and flight training devices, for cash consideration of US $40 million, subject to post‑closing adjustments. The acquisition will expand CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and will also provide CAE with a backlog of simulator orders, full‑flight simulators and access to a number of airline customers globally.

12.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
Amendment to IFRS 3 - Business combinations
In October 2018, the IASB issued an amendment to IFRS 3 - Business combinations, which clarifies the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard.

This amendment to IFRS 3 was adopted April 1, 2020 and will apply to transactions occurring subsequent to April 1, 2020.

Amendment to IFRS 16 - Leases
In May 2020, the IASB issued an amendment to IFRS 16 - Leases, with the objective of providing practical relief to lessees in accounting for rent concessions arising as a result of the COVID-19 pandemic. The amendment introduces an optional practical expedient for lessees to not account for rent concessions as lease modifications if they are a direct consequence of the COVID-19 pandemic and meet certain conditions.

This amendment to IFRS 16 was adopted effective on April 1, 2020. The Company has elected to apply the practical expedient. The adoption of this amendment had no material impact on the consolidated financial statements.

13.   CONTROLS AND PROCEDURES
In the third quarter ended December 31, 2020, we did not make any significant changes in, nor take any significant corrective actions regarding our internal controls or other factors that could significantly affect such internal controls. Our CEO and CFO periodically review our disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, our CEO and CFO were satisfied with the effectiveness of our disclosure controls and procedures.

During the third quarter of fiscal 2021, we acquired FSC and Merlot. In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of FSC and Merlot. These entities utilize separate information systems and processes. We have begun to integrate their internal controls, policies and procedures. These integration processes are expected to be completed during fiscal 2021. FSC and Merlot’s contribution to our consolidated financial statements for the third quarter ended December 31, 2020 was less than 1% of each consolidated revenues and segment operating income. Additionally, at December 31, 2020, FSC and Merlot’s total assets and total liabilities were 1% and 2% of consolidated total assets and liabilities, respectively.

30 I CAE Third Quarter Report 2021

Management’s Discussion and Analysis
14.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2021
Revenue	$550.5	704.7	832.4	(1)	2,087.6
Net (loss) income	$(110.0)	(6.0)	49.7	(1)	(66.3)
Equity holders of the Company	$(110.6)	(5.2)	48.8	(1)	(67.0)
Non-controlling interests	$0.6	(0.8)	0.9	(1)	0.7
Basic EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	(1)	(0.25)
Diluted EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	(1)	(0.25)
(Loss) earnings per share before specific items	$(0.11)	0.13	0.22	(1)	0.24
Average number of shares outstanding (basic)	265.7	265.8	271.7	(1)	265.7
Average number of shares outstanding (diluted)	265.7	265.8	273.0	(1)	265.7
Average exchange rate, U.S. dollar to Canadian dollar	1.39	1.33	1.30	(1)	1.36
Average exchange rate, Euro to Canadian dollar	1.53	1.56	1.55	(1)	1.54
Average exchange rate, British pound to Canadian dollar	1.72	1.72	1.72	(1)	1.72
Fiscal 2020
Revenue	$825.6	896.8	923.5	977.3	3,623.2
Net income	$63.0	75.0	99.8	81.1	318.9
Equity holders of the Company	$61.5	73.8	97.7	78.4	311.4
Non-controlling interests	$1.5	1.2	2.1	2.7	7.5
Basic EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.17
Diluted EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.16
Earnings per share before specific items	$0.24	0.28	0.37	0.46	1.34
Average number of shares outstanding (basic)	265.8	266.2	265.8	266.1	266.0
Average number of shares outstanding (diluted)	267.6	268.2	267.6	267.7	267.6
Average exchange rate, U.S. dollar to Canadian dollar	1.34	1.32	1.32	1.34	1.33
Average exchange rate, Euro to Canadian dollar	1.50	1.47	1.46	1.48	1.48
Average exchange rate, British pound to Canadian dollar	1.72	1.63	1.70	1.72	1.69
Fiscal 2019(2)
Revenue	$722.0	743.8	816.3	1,022.0	3,304.1
Net income	$71.6	63.6	79.5	125.4	340.1
Equity holders of the Company	$69.4	60.7	77.6	122.3	330.0
Non-controlling interests	$2.2	2.9	1.9	3.1	10.1
Basic EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.24
Diluted EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.23
Earnings per share before specific items	$0.26	0.23	0.29	0.48	1.25
Average number of shares outstanding (basic)	267.6	267.4	266.1	265.1	266.6
Average number of shares outstanding (diluted)	269.3	269.2	267.5	266.8	268.0
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.31	1.32	1.33	1.31
Average exchange rate, Euro to Canadian dollar	1.54	1.52	1.51	1.51	1.52
Average exchange rate, British pound to Canadian dollar	1.76	1.71	1.70	1.73	1.72

(1) Not available.
(2) Figures have not been restated to reflect the adoption of IFRS 16 which was effective in fiscal 2020.

CAE Third Quarter Report 2021 I 31

Consolidated Interim Financial Statements

Consolidated Income (Loss) Statement

		Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2020	2019	2020	2019
Revenue	5	$832.4	$923.5	$2,087.6	$2,645.9
Cost of sales		603.5	632.0	1,559.7	1,874.0
Gross profit		$228.9	$291.5	$527.9	$771.9
Research and development expenses		36.5	33.6	82.2	101.3
Selling, general and administrative expenses		105.3	118.3	287.4	329.6
Other (gains) and losses	6	(1.5)	(3.5)	92.4	(15.3)
Share of after-tax profit of equity accounted investees	5	(8.6)	(11.8)	(0.3)	(34.3)
Restructuring costs	7	14.3	—	65.4	—
Operating profit		$82.9	$154.9	$0.8	$390.6
Finance expense – net	8	33.3	36.7	103.6	105.9
Earnings (loss) before income taxes		$49.6	$118.2	$(102.8)	$284.7
Income tax (recovery) expense		(0.1)	18.4	(36.5)	46.9
Net income (loss)		$49.7	$99.8	$(66.3)	$237.8
Attributable to:
Equity holders of the Company		$48.8	$97.7	$(67.0)	$233.0
Non-controlling interests		0.9	2.1	0.7	4.8
Earnings (loss) per share attributable to equity holders of the Company
Basic	10	$0.18	$0.37	$(0.25)	$0.88
Diluted	10	$0.18	$0.37	$(0.25)	$0.87

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

32 I CAE Third Quarter Report 2021

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income (Loss)

	Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars)	2020	2019	2020	2019
Net income (loss)	$49.7	$99.8	$(66.3)	$237.8
Items that may be reclassified to net income (loss)
Foreign currency exchange differences on translation of foreign operations	$(79.2)	$(10.2)	$(198.8)	$(98.2)
Reclassification to income of foreign currency exchange differences	(3.3)	(8.0)	(19.8)	(19.9)
Net gain on cash flow hedges	17.0	5.9	60.4	15.4
Reclassification to income of losses on cash flow hedges	(6.0)	(0.1)	(18.4)	(3.2)
Net gain on hedges of net investment in foreign operations	53.1	22.7	125.3	32.6
Income taxes	(4.5)	(2.0)	(15.5)	7.8
	$(22.9)	$8.3	$(66.8)	$(65.5)
Items that will never be reclassified to net income (loss)
Remeasurement of defined benefit pension plan obligations	$7.1	$30.9	$(100.8)	$(29.5)
Net (loss) gain on financial assets carried at fair value through OCI	(1.8)	0.1	(1.8)	—
Income taxes	(1.7)	(8.2)	26.8	7.8
	$3.6	$22.8	$(75.8)	$(21.7)
Other comprehensive (loss) income	$(19.3)	$31.1	$(142.6)	$(87.2)
Total comprehensive income (loss)	$30.4	$130.9	$(208.9)	$150.6
Attributable to:
Equity holders of the Company	$31.3	$129.0	$(205.0)	$147.4
Non-controlling interests	(0.9)	1.9	(3.9)	3.2

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2021 I 33

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		December 31	March 31
(amounts in millions of Canadian dollars)	Notes	2020	2020
Assets
Cash and cash equivalents		$619.9	$946.5
Accounts receivable		491.0	566.1
Contract assets		447.8	569.3
Inventories		691.2	616.2
Prepayments		56.7	55.1
Income taxes recoverable		45.7	30.4
Derivative financial assets		32.0	25.0
Total current assets		$2,384.3	$2,808.6
Property, plant and equipment		1,918.5	2,154.0
Right-of-use assets		395.0	395.9
Intangible assets		2,054.9	2,056.5
Investment in equity accounted investees		408.5	460.6
Deferred tax assets		109.1	84.5
Derivative financial assets		9.6	13.1
Other non-current assets		499.0	510.4
Total assets		$7,778.9	$8,483.6

Liabilities and equity
Accounts payable and accrued liabilities		$917.9	$934.4
Provisions		34.5	29.2
Income taxes payable		16.9	26.4
Contract liabilities		654.4	746.2
Current portion of long-term debt	8	284.8	206.2
Derivative financial liabilities		10.8	119.9
Total current liabilities		$1,919.3	$2,062.3
Provisions		31.7	28.6
Long-term debt	8	2,155.0	3,106.0
Royalty obligations		139.1	141.1
Employee benefits obligations		325.5	212.8
Deferred tax liabilities		111.1	150.6
Derivative financial liabilities		5.4	12.8
Other non-current liabilities		230.9	191.1
Total liabilities		$4,918.0	$5,905.3
Equity
Share capital	10	$1,169.4	$679.5
Contributed surplus		34.3	26.9
Accumulated other comprehensive income		129.2	193.2
Retained earnings		1,449.1	1,590.1
Equity attributable to equity holders of the Company		$2,782.0	$2,489.7
Non-controlling interests		78.9	88.6
Total equity		$2,860.9	$2,578.3
Total liabilities and equity		$7,778.9	$8,483.6

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
34 I CAE Third Quarter Report 2021

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Nine months ended December 31, 2020		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020		265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net (loss) income		—	$—	$—	$—	$(67.0)	$(67.0)	$0.7	$(66.3)
Other comprehensive loss		—	—	—	(64.0)	(74.0)	(138.0)	(4.6)	(142.6)
Total comprehensive loss		—	$—	$—	$(64.0)	$(141.0)	$(205.0)	$(3.9)	$(208.9)
Issuance of common shares under an equity offering	10	16,594,126	478.8	—	—	—	478.8	—	478.8
Exercise of stock options		547,025	11.1	(1.4)	—	—	9.7	—	9.7
Share-based payments expense		—	—	8.8	—	—	8.8	—	8.8
Transactions with non-controlling interests		—	—	—	—	—	—	(5.8)	(5.8)
Balances as at December 31, 2020		282,760,778	$1,169.4	$34.3	$129.2	$1,449.1	$2,782.0	$78.9	$2,860.9

		Attributable to equity holders of the Company
Nine months ended December 31, 2019		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at April 1, 2019		265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income		—	$—	$—	$—	$233.0	$233.0	$4.8	$237.8
Other comprehensive loss		—	—	—	(63.9)	(21.7)	(85.6)	(1.6)	(87.2)
Total comprehensive (loss) income		—	$—	$—	$(63.9)	$211.3	$147.4	$3.2	$150.6
Exercise of stock options		1,317,280	25.7	(3.2)	—	—	22.5	—	22.5
Optional cash purchase of common shares		1,323	—	—	—	—	—	—	—
Repurchase and cancellation of common shares	10	(978,431)	(2.4)	—	—	(30.4)	(32.8)	—	(32.8)
Share-based payments expense		—	—	5.1	—	—	5.1	—	5.1
Transactions with non-controlling interests		—	—	—	—	(1.4)	(1.4)	1.6	0.2
Stock dividends	10	85,887	2.9	—	—	(2.9)	—	—	—
Cash dividends	10	—	—	—	—	(82.2)	(82.2)	—	(82.2)
Balances as at December 31, 2019		265,873,662	$675.8	$26.7	$135.1	$1,524.8	$2,362.4	$83.5	$2,445.9

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2021 I 35

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2020	2019
Operating activities
Net (loss) income		$(66.3)	$237.8
Adjustments for:
Depreciation and amortization	5	241.0	226.9
Impairment of non-financial assets	6, 7	137.6	—
Share of after-tax profit of equity accounted investees		(0.3)	(34.3)
Deferred income taxes		(39.5)	6.9
Investment tax credits		(22.6)	6.3
Share-based payments expense		2.5	13.3
Defined benefit pension plans		11.8	12.5
Other non-current liabilities		(15.0)	(32.0)
Derivative financial assets and liabilities – net		(27.5)	(7.4)
Other		44.8	2.1
Changes in non-cash working capital	11	(74.5)	(133.3)
Net cash provided by operating activities		$192.0	$298.8
Investing activities
Business combinations, net of cash acquired	4	$(134.7)	$(10.1)
Acquisition of investment in equity accounted investees		—	(113.5)
Additions to property, plant and equipment	5	(57.1)	(199.4)
Proceeds from disposal of property, plant and equipment		1.7	0.4
Additions to intangible assets	5	(45.0)	(69.7)
Net proceeds from (payments to) equity accounted investees		1.4	(10.3)
Dividends received from equity accounted investees		11.7	22.6
Other		(5.1)	0.8
Net cash used in investing activities		$(227.1)	$(379.2)
Financing activities
Net (repayment) proceeds from borrowing under revolving credit facilities		$(705.6)	$135.3
Proceeds from long-term debt		23.3	161.4
Repayment of long-term debt		(18.4)	(229.6)
Repayment of lease liabilities		(59.9)	(64.5)
Dividends paid		—	(82.2)
Net proceeds from the issuance of common shares		482.6	22.5
Repurchase and cancellation of common shares	10	—	(32.8)
Changes in restricted cash		—	15.7
Other		(0.7)	(1.3)
Net cash used in financing activities		$(278.7)	$(75.5)
Effect of foreign currency exchange differences on cash and cash equivalents		$(12.8)	$(11.7)
Net decrease in cash and cash equivalents		$(326.6)	$(167.6)
Cash and cash equivalents, beginning of period		946.5	446.1
Cash and cash equivalents, end of period		$619.9	$278.5

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

36 I CAE Third Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on February 12, 2021.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;
(ii)Defence and Security – Provides training and mission support solutions for defence forces across multi-domain operations, and for government organizations responsible for public safety;
(iii)Healthcare – Provides integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle, and to support the COVID-19 pandemic, designs and manufactures ventilators to provide life support to intensive care patients.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also historically affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

However, results are not expected to follow historical patterns during the year ending March 31, 2021 due to the impact of the COVID-19 pandemic (see Note 3).

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2020, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2020.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The functional and presentation currency of CAE Inc. is the Canadian dollar.
CAE Third Quarter Report 2021 I 37

Notes to the Consolidated Interim Financial Statements

Use of judgements, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2020.

The COVID-19 pandemic and the resulting measures taken in response to its spread have resulted in significant temporary disruptions to the Company business operations (see Note 3). The rapidly evolving situation has created a high level of uncertainty and risk that has resulted in significant impacts on the Company’s business, financial performance and operations.

The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in the areas set out below. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of the Company’s net assets.

Impairment of non-financial assets
The Company has considered the impact of the COVID-19 pandemic on its assessment of impairment indicators, which required significant judgement. The Company has reviewed its property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees as well as other assets such as inventories and deferred tax assets. Judgements, estimates and assumptions used were based on the available information at each period end.

As at December 31, 2020, no impairment indicators were identified which would require a goodwill impairment test.

Impairment of financial assets
The Company has considered the impact of the COVID-19 pandemic on the expected credit loss of its financial instruments (mainly trade receivable and contract assets). The Company applied judgment based on the type of customers, many of which are established companies and government agencies, the segments in which such customers operate and other indicators that could lead to currently unidentified credit losses. The amount and timing of the expected credit losses, as well as the probability assigned thereto, has been based on the available information at each period end.

Revenue recognition
The Company has considered the impact, if any, of the COVID-19 pandemic on key judgements, estimates and assumptions that affect revenue recognition, including impacts from temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to the Company’s customers’ acquisition priorities.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted by the Company

Amendment to IFRS 3 - Business combinations
In October 2018, the IASB issued an amendment to IFRS 3 - Business combinations, which clarifies the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard.

This amendment to IFRS 3 was adopted April 1, 2020 and will apply to transactions occurring subsequent to April 1, 2020.

Amendment to IFRS 16 - Leases
In May 2020, the IASB issued an amendment to IFRS 16 - Leases, with the objective of providing practical relief to lessees in accounting for rent concessions arising as a result of the COVID-19 pandemic. The amendment introduces an optional practical expedient for lessees to not account for rent concessions as lease modifications if they are a direct consequence of the COVID-19 pandemic and meet certain conditions.

This amendment to IFRS 16 was adopted effective on April 1, 2020. The Company has elected to apply the practical expedient. The adoption of this amendment had no material impact on the consolidated financial statements.
38 I CAE Third Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

NOTE 3 – IMPACT OF THE COVID-19 PANDEMIC
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and to CAE’s business. Several of its customers are facing significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. The Company continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and support its community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all its businesses, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to its own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to its customers’ acquisition priorities.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic started at the end of the fourth quarter of fiscal 2020 and resulted in the temporary closure of certain training centre operations, lower utilization of its simulators in the network due to reduced demand from aviation customers and interruptions in the execution of its products backlog. At the worst point during the first quarter of fiscal 2021, more than half of its Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, by the end of June 2020, all previously closed training locations had re-opened at full or reduced capacities, and opening hours gradually resumed to normal. The Company began to see some recoveries in training utilization starting in the second quarter of fiscal 2021, especially in its business aviation training business, however, it remains operating at significantly lower levels than the prior year.

For the Defence and Security segment, delays in the awarding of new contracts and in the execution and advancement of certain programs continue to be experienced.

For the Healthcare segment, customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects.

The Company continued to operate with several flexible measures implemented to protect its financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments, strict cost containment measures, temporary salary freezes, salary reductions in the first half of fiscal 2021 and reduced work weeks, layoffs, a suspension of its common share dividend and share repurchase plan, as well as payment deferrals on certain lease liabilities and government royalty and R&D obligations in response to the impact of the COVID-19 pandemic. Additionally, the Company has worked with defence customers to secure more favorable terms for milestone payments and with suppliers for extended payment terms.

CAE Third Quarter Report 2021 I 39

Notes to the Consolidated Interim Financial Statements
NOTE 4 – BUSINESS COMBINATIONS
Flight Simulation Company B.V.
On November 16, 2020, the Company acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million, subject to purchase price adjustments. FSC is a provider of total training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides the Company with an expanded portfolio of customers and an established recurring training business which is complementary to its network.

Merlot Aero Limited
On December 22, 2020, the Company acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $29.5 million and a long-term contingent cash consideration payable of up to US $10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand.

The preliminary determination of the fair value of the net assets acquired and liabilities assumed arising from the acquisitions are as follows:

Total
Current assets, excluding cash on hand	$4.2
Current liabilities	(7.8)
Property, plant and equipment	8.8
Right-of-use assets	62.3
Intangible assets	153.9
Investment in equity accounted investees	0.9
Other non-current assets	0.5
Long-term debt, including current portion	(69.8)
Deferred tax	(5.4)
Fair value of net assets acquired, excluding cash acquired	$147.6
Cash acquired	6.8
Total purchase consideration	$154.4
Net short-term payable	(1.2)
Settlement of pre-existing relationship	(0.2)
Fair value of long-term contingent cash consideration payable	(11.5)
Total cash consideration paid on acquisition date	$141.5

Total acquisition costs incurred during fiscal 2021 relating to these acquisitions are included in Other (gains) and losses in the consolidated income statement (Note 6).

The net assets acquired, including intangibles assets, of FSC and Merlot are included in the Civil Aviation Training Solutions segment. The goodwill arising from these acquisitions is mainly attributable to the expansion of CAE’s installed base of commercial flight simulators, the expansion of the Company’s reach into the market for digitally-enabled crew optimization services and expected synergies from combining operations.

40 I CAE Third Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

NOTE 5 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is segment operating income. Segment operating income is calculated by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance. The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended December 31	2020	2019	2020	2019	2020	2019	2020	2019
External revenue	$412.2	$558.1	$299.3	$332.4	$120.9	$33.0	$832.4	$923.5
Depreciation and amortization	58.2	59.8	12.9	14.1	8.1	3.8	79.2	77.7
Impairment of non-financial assets - net	9.2	0.4	—	0.3	0.1	—	9.3	0.7
Impairment of accounts receivable - net	2.1	0.5	—	—	—	—	2.1	0.5
Share of after-tax profit of
equity accounted investees	6.2	8.4	2.4	3.4	—	—	8.6	11.8
Operating profit	48.4	123.0	21.8	31.3	12.7	0.6	82.9	154.9
Restructuring costs	13.6	—	0.5	—	0.2	—	14.3	—
Segment operating income	62.0	123.0	22.3	31.3	12.9	0.6	97.2	154.9

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Nine months ended December 31	2020	2019	2020	2019	2020	2019	2020	2019
External revenue	$1,024.7	$1,565.6	$882.7	$989.4	$180.2	$90.9	$2,087.6	$2,645.9
Depreciation and amortization	184.7	173.0	40.5	42.8	15.8	11.1	241.0	226.9
Impairment of non-financial assets - net	110.8	1.1	25.6	0.8	1.2	—	137.6	1.9
Impairment of accounts receivable - net	7.6	2.3	—	—	0.1	0.1	7.7	2.4
Share of after-tax (loss) profit of
equity accounted investees	(2.3)	25.0	2.6	9.3	—	—	0.3	34.3
Operating (loss) profit	(34.0)	321.8	24.0	72.4	10.8	(3.6)	0.8	390.6
Restructuring costs	50.0	—	13.3	—	2.1	—	65.4	—
Segment operating income (loss)	16.0	321.8	37.3	72.4	12.9	(3.6)	66.2	390.6

Capital expenditures by segment, which consist of additions to property, plant and equipment and intangible assets, are as follows:

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2020	2019	2020	2019
Civil Aviation Training Solutions	$29.6	$52.8	$66.1	$204.5
Defence and Security	6.0	16.7	17.7	54.6
Healthcare	4.6	3.4	18.3	10.0
Total capital expenditures	$40.2	$72.9	$102.1	$269.1

CAE Third Quarter Report 2021 I 41

Notes to the Consolidated Interim Financial Statements
Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

December 31		March 31
	2020	2020
Assets employed
Civil Aviation Training Solutions	$4,784.5	$5,089.5
Defence and Security	1,573.2	1,767.5
Healthcare	320.2	253.9
Assets not included in assets employed	1,101.0	1,372.7
Total assets	$7,778.9	$8,483.6
Liabilities employed
Civil Aviation Training Solutions	$991.9	$1,219.9
Defence and Security	628.0	613.5
Healthcare	59.1	45.9
Liabilities not included in liabilities employed	3,239.0	4,026.0
Total liabilities	$4,918.0	$5,905.3

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2020	2019	2020	2019
Products	$401.0	$362.6	$875.6	$1,064.0
Training and services	431.4	560.9	1,212.0	$1,581.9
Total external revenue	$832.4	$923.5	$2,087.6	$2,645.9

42 I CAE Third Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price. The Company has retrospectively revised the geographic information for the comparative period to conform to the current presentation.

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2020	2019	2020	2019
External revenue
Canada	$158.3	$81.7	$278.0	$245.9
United States	324.2	365.6	995.5	1,103.5
United Kingdom	36.8	49.8	96.0	149.2
Rest of Americas	13.9	61.6	37.0	107.4
Europe	167.0	161.6	368.7	490.5
Asia	117.3	173.4	265.5	489.5
Oceania and Africa	14.9	29.8	46.9	59.9
	$832.4	$923.5	$2,087.6	$2,645.9

			December 31	March 31
			2020	2020
Non-current assets other than financial instruments and deferred tax assets
Canada			$1,391.7	$1,449.4
United States			1,593.1	1,845.5
United Kingdom			365.2	403.3
Rest of Americas			216.4	250.4
Europe			929.2	801.0
Asia			513.7	586.9
Oceania and Africa			83.8	35.1
			$5,093.1	$5,371.6

NOTE 6 – OTHER (GAINS) AND LOSSES

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2020	2019	2020	2019
Impairment of non-financial assets	$—	$—	$103.5	$—
Net gain on foreign currency exchange differences	(2.6)	(7.7)	(12.2)	(20.7)
Acquisition and integration costs	1.0	0.4	1.2	4.0
Other	0.1	3.8	(0.1)	1.4
Other (gains) and losses	$(1.5)	$(3.5)	$92.4	$(15.3)
Impairment of non-financial assets
Given the negative impacts of the COVID-19 pandemic on the global economy, the Company’s main markets, its product offering and its customers, the Company considered the evolving conditions and impacts from the COVID-19 pandemic as part of its review of impairment indicators for non-financial assets. As a result of these reviews, the Company recorded impairment charges totaling $103.5 million during the nine months ended December 31, 2020.

For the Civil Aviation Training Solutions segment, the reduced demand from aviation customers, shifts in aircraft fleet type operated by its customers and reduced activity in helicopter training in relation to the COVID-19 pandemic resulted in impairment charges for the nine months ended December 31, 2020 of $46.7 million of property, plant and equipment, mostly simulators and parts, $22.2 million of intangibles assets, including capitalized development costs and customer relationships, and $11.2 million of inventories.

For the Defence and Security segment, the market was impacted by the evolving conditions of the COVID-19 pandemic which led to changes in customers focus and in the expected recoverability of certain technologies and products and resulted in impairment charges for the nine months ended December 31, 2020 of $12.6 million of intangible assets, mostly capitalized development costs, and $10.8 million of inventories.

CAE Third Quarter Report 2021 I 43

Notes to the Consolidated Interim Financial Statements
Other
During the second quarter of fiscal 2021, the Company recorded a net remeasurement gain of $12.7 million from payment deferrals obtained from governments on certain R&D and royalty obligations as part of their economic response to the COVID-19 pandemic. The gain was offset by costs incurred in relation to the COVID-19 pandemic for purchases of personal protective equipment for the Company’s employees and customers, additional provisions and other costs of $7.4 million resulting directly from the Company’s response to the COVID-19 pandemic.

NOTE 7 – RESTRUCTURING COSTS
On August 12, 2020, the Company announced that it would be taking additional measures to best serve the market by optimizing its global asset base and footprint, adapting its global workforce and adjusting its business to correspond with the expected lower level of demand for certain of its products and services. As a result of these measures, the Company has implemented a restructuring program consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of its footprint and employee termination benefits.

Restructuring costs incurred are as follows:

	Three months ended December 31		Nine months ended December 31
	2020	2019	2020	2019
Impairment of non-financial assets	$9.7	$—	$33.5	$—
Severances and other employee related costs	1.8	—	21.7	—
Other costs	2.8	—	10.2	—
Total restructuring costs	$14.3	$—	$65.4	$—

Impairment of non-financial assets primarily includes impairment of property, plant and equipment of training devices determined to be in surplus and of buildings and right-of-use assets related to leased real estate facilities to align with the optimization of the Company’s footprint and asset base.

NOTE 8 – DEBT FACILITIES AND FINANCE EXPENSE – NET
New unsecured revolving credit facility
On April 9, 2020, the Company concluded a new two-year $500.0 million unsecured revolving credit facility. The facility bears interest at variable rates, plus a margin that is determined based on the usage of the facility and the Company’s credit rating. The new facility will provide access to additional liquidity and is added to the current US $850.0 million unsecured revolving credit facility.

Amendment to the receivable purchase program
On May 19, 2020, the Company concluded an agreement to increase the limit of its receivable purchase program from US$300.0 million to US$400.0 million.

Finance expense – net

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2020	2019	2020	2019
Finance expense:
Long-term debt (other than lease liabilities)	$24.9	$26.8	$76.6	$76.5
Lease liabilities	5.1	5.9	16.6	17.7
Royalty obligations	2.4	2.9	7.5	8.7
Employee benefits obligations	1.6	1.4	4.8	4.1
Other	3.2	3.5	9.6	10.6
Borrowing costs capitalized	(0.7)	(1.0)	(2.0)	(3.8)
Finance expense	$36.5	$39.5	$113.1	$113.8
Finance income:
Loans and investment in finance leases	$(2.3)	$(2.1)	$(7.5)	$(5.7)
Other	(0.9)	(0.7)	(2.0)	(2.2)
Finance income	$(3.2)	$(2.8)	$(9.5)	$(7.9)
Finance expense – net	$33.3	$36.7	$103.6	$105.9
44 I CAE Third Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

NOTE 9 – GOVERNMENT PARTICIPATION
Government contributions, other than COVID-19 government support programs, were recognized as follows:

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2020	2019	2020	2019
Credited to non-financial assets	$1.3	$4.3	$10.0	$10.9
Credited to income	5.5	3.1	16.2	13.7
	$6.8	$7.4	$26.2	$24.6

COVID-19 government support programs
Governments around the world have responded to the COVID-19 pandemic by implementing a variety of financial relief measures and support programs for impacted businesses and employees. Government assistance programs that meet the definition of a government grant were accounted for under the specific requirements of IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance.

The Company has accessed government programs in countries in which it operates. On April 11, 2020, the Canada Emergency Wage Subsidy (CEWS) was brought into law in Canada, which is intended to help Canadian businesses keep employees on their payroll through the challenges posed by the COVID-19 pandemic. The Company was eligible for the CEWS subsidy program during the nine months ended December 31, 2020, which allowed the Company to recall employees previously placed on furlough or reduced work weeks. The wage subsidies were applied as a substitute for some of the cost saving measures previously taken and to alleviate some of the impact on affected employees. During the three months ended December 31, 2020, government contributions related to recently enacted COVID-19 support programs, mainly provided as a reimbursement of employee wages, totaled $17.1 million, of which $6.5 million were credited to non-financial assets and $10.6 million were credited to income. During the nine months ended December 31, 2020, government contributions related to recently enacted COVID-19 support programs, mainly provided as a reimbursement of employee wages, totaled $115.7 million, of which $25.5 million were credited to non-financial assets and $90.2 million were credited to income. The Government of Canada has extended the CEWS program to June 2021 and the Company intends to continue participating in the program, subject to meeting the eligibility requirements.

New financial participation agreement
On September 14, 2020, the Company concluded a new financial participation agreement with Investissement Québec (IQ). Under this agreement, IQ agreed to invest up to $30.0 million in repayable contributions on eligible spending related to Healthcare R&D programs.

NOTE 10 – SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS
Share capital
Issuance of common shares
On November 30, 2020, the Company completed a public offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million (equity offering). Total issuance-related costs of the equity offering amounted to $22.4 million, less income tax recovery of $5.9 million.

Repurchase and cancellation of common shares
On February 7, 2020, the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,321,474 of its common shares. The NCIB began on February 25, 2020 and will end on February 24, 2021 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled. On April 6, 2020, the Company announced that it has temporarily suspended its NCIB in response to the COVID-19 pandemic (see Note 3).
During the nine months ended December 31, 2020, no common shares were repurchased and cancelled under the NCIB (2019 ‑ 978,431 common shares at a weighted average price of $33.54 per share for a total consideration of $32.8 million).

CAE Third Quarter Report 2021 I 45

Notes to the Consolidated Interim Financial Statements

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2020	2019	2020	2019
Weighted average number of common shares outstanding	271,663,611	265,792,502	267,707,796	265,913,468
Effect of dilutive stock options	1,290,887	1,769,947	441,868	1,748,854
Weighted average number of common shares outstanding
for diluted earnings per share calculation	272,954,498	267,562,449	268,149,664	267,662,322

For the three months ended December 31, 2020, options to acquire 1,135,375 common shares (2019 – 1,203,400) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect. For the nine months ended December 31, 2020, options to acquire 2,673,800 common shares (2019 – 1,203,400) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends
On April 6, 2020, the Company announced that it had temporarily suspended its common share dividends in response to the COVID-19 pandemic (see Note 3).

During the three months ended December 31, 2020, no dividends were declared (2019 – $29.2 million or $0.11 per share). During the nine months ended December 31, 2020, no dividends were declared (2019 – $85.1 million or $0.32 per share).

NOTE 11 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Nine months ended December 31	2020	2019
Cash (used in) provided by non-cash working capital:
Accounts receivable	$62.6	$(24.4)
Contract assets	94.5	8.3
Inventories	(86.4)	(84.9)
Prepayments	(2.7)	(2.0)
Income taxes	(12.9)	(21.5)
Accounts payable and accrued liabilities	(46.8)	(50.7)
Provisions	12.5	(5.0)
Contract liabilities	(95.3)	46.9
	$(74.5)	$(133.3)

Supplemental information:

Nine months ended December 31	2020	2019
Interest paid	$70.8	$75.5
Interest received	9.4	7.8
Income taxes paid	21.2	25.5

Receivable Purchase Program
As at December 31, 2020, the carrying amount of the original accounts receivable sold to a financial institution pursuant to the receivable purchase program totaled a Canadian dollar equivalent of $323.7 million (March 31, 2020 – $333.1 million), of which $20.2 million (March 31, 2020 – $38.8 million), corresponding to the extent of the Company’s continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.
46 I CAE Third Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalty obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(vi)The fair value of the contingent consideration arising on business combinations is based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE Third Quarter Report 2021 I 47

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by category, are as follows:

		December 31			March 31
			2020		2020
	Level	Carrying value	Fair value	Carrying value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$619.9	$619.9	$946.5	$946.5
Restricted cash	Level 1	11.5	11.5	12.4	12.4
Equity swap agreements	Level 2	(2.0)	(2.0)	(55.5)	(55.5)
Forward foreign currency contracts	Level 2	6.0	6.0	(7.2)	(7.2)
Contingent consideration arising on business combination	Level 3	(11.5)	(11.5)	—	—
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	6.2	6.2	(0.3)	(0.3)
Forward foreign currency contracts	Level 2	15.2	15.2	(31.6)	(31.6)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	435.9	435.9	514.5	514.5
Investment in finance leases	Level 2	132.6	142.9	155.0	183.2
Advances to a portfolio investment	Level 2	28.7	28.7	29.7	29.7
Other assets(2)	Level 2	22.7	23.6	22.1	20.5
Accounts payable and accrued liabilities(3)	Level 2	(667.8)	(667.8)	(709.1)	(709.1)
Total long-term debt(4)	Level 2	(1,966.5)	(2,240.2)	(2,830.6)	(2,960.4)
Other non-current liabilities(5)	Level 2	(175.5)	(192.8)	(182.0)	(167.9)
Financial assets measured at FVOCI
Equity investments	Level 3	1.5	1.5	3.3	3.3
		$(1,543.1)	$(1,822.9)	$(2,132.8)	$(2,221.9)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

Change in level 3 financial instruments are as follows:

Balances as at March 31, 2020	$3.3
Total realized and unrealized losses included in other comprehensive income	(1.8)
Additions - business combinations (Note 4)	(11.5)
Balances as at December 31, 2020	$(10.0)

NOTE 13 – RELATED PARTY TRANSACTIONS
The Company’s outstanding balances with its equity accounted investees are as follows:

	December 31		March 31
		2020		2020
Accounts receivable	$	$29.5	$	$51.2
Contract assets		17.7		38.5
Other assets		20.3		25.6
Accounts payable and accrued liabilities		4.2		5.7
Contract liabilities		23.7		28.8
Other non-current liabilities		1.5		1.7
The Company’s transactions with its equity accounted investees are as follows:

	Three months ended December 31		Nine months ended December 31
Nine months ended December 31	2020	2019	2020	2019
Revenue	$25.6	$22.7	$92.9	$79.7
Purchases	0.9	0.2	1.3	0.9
Other income	0.4	0.2	1.1	0.7
48 I CAE Third Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

NOTE 14 – EVENT AFTER THE REPORTING PERIOD
Acquisition of TRU Simulation + Training Canada Inc.
On January 26, 2021, the Company concluded the acquisition of TRU Simulation + Training Canada Inc., a manufacturer of full-flight simulators and flight training devices, for cash consideration of US $40 million, subject to post-closing adjustments. The acquisition will expand the Company’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and will also provide the Company with a backlog of simulator orders, full-flight simulators and access to a number of airline customers globally.

CAE First Quarter Report 2021 I 49